

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Hilton Schlosberg
President & Chief Financial Officer
Monster Beverage Corp.
1 Monster Way
Corona, CA 92879

  Re: Monster Beverage Corp.
    Form 10-K for the Year Ended December 31, 2019
    Filed February 28, 2020
    File No. 001-18761

Dear Mr. Schlosberg:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing